Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

EXHIBIT INDEX

Exhibit
Press Release dated July 29, 2010	99.1
Termination Agreement dated as of July 29, 2010 between WuXi PharmTech (Cayman) Inc. and Charles River Laboratories International, Inc.	99.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ GE LI
Name:	Ge Li
Title:	Chairman and Chief Executive Officer

Date: July 30, 2010

Exhibit 99.1

WuXi PharmaTech Well Positioned To Continue Growing As

Independent Company;

Will Receive Breakup Fee Of $30 Million

SHANGHAI—July 29, 2010—WuXi PharmaTech (Cayman) Inc. (NYSE: WX) announced today that its previously announced transaction with Charles River Laboratories International Inc. (NYSE: CRL) has been terminated by mutual agreement due to Charles River shareholder opposition. Under the terms of the termination agreement, WuXi will receive a breakup fee of $30 million.

“WuXi’s strategy has not changed. Our goal is, and has long been, to build a broad, integrated R&D service platform designed to help our customers improve the success of research and shorten the time of new product development,” said Dr. Ge Li, Chairman and Chief Executive Officer. “While we are disappointed that this transaction could not be completed, WuXi remains well positioned to meet our customers’ needs and to continue to grow and expand as a standalone company.

“All of our businesses are performing very well,” Dr. Li continued. “Each business unit has met or exceeded its targets for the second quarter, and we recently increased our guidance for full-year 2010 financial performance.

“Virtually all of the large global pharmaceutical companies, as well as hundreds of smaller pharmaceutical and biotech companies and many leading medical device companies, are our customers,” Dr. Li concluded. “We believe that strong trends for greater outsourcing and offshoring of R&D services will continue, and that WuXi, as the leading China-based contract research organization, is well positioned to benefit from this powerful outsourcing trend for many years to come.”

Second Quarter Results

WuXi will report financial results for the second quarter ending June 30, 2010, on Monday, August 2, at 6:30 am EDT with a conference call at 8:30 am EDT to discuss the results and the outlook for WuXi’s business. The conference call may be accessed by calling:

United States: 1-866-519-4004

China (Landline): 800-819-0121

China (Mobile): 400-620-8038

Hong Kong: 800-930-346

United Kingdom: 0-808-234-6646

International: +65-6723-9381

Conference ID: 90840146

Web PIN: 8656

A replay will be available two hours after the call’s completion at:

United States: 1-866-214-5335

China North: 10-800-714-0386

China South: 10-800-140-0386

Hong Kong: 800-901-596

United Kingdom: 0-800-731-7846

International: +61-2-8235-5000

Passcode: 90840146

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Forward-Looking Statements

Cautionary Note Regarding Forward-Looking Statements. Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, including those with respect to our financial guidance for 2010, expected strong performance of all our businesses and industry trends favoring outsourcing and offshoring R&D, are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, continued uncertainty in the global economy, the pressures being felt by our customers, and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced R&D and manufacturing for longer than expected or more severely than expected; we may be unable to successfully make our planned investments and capital expenditures on a timely basis, these investments may not yield the desired results, and we may need to modify the nature and level of our investments and capital expenditures; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; we may not maintain our preferred provider status with our clients and may be unable to successfully expand our capabilities to meet client needs. In addition, other factors that could cause our actual results to differ from what we currently anticipate include failure to generate sufficient future cash flows or to secure any required future financing on acceptable terms or at all; failure to retain key personnel; effective integration of continuing products and services from AppTec; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependence upon the continued service of our senior management and key scientific personnel; our ability to retain our existing customers or expand our customer base; and future regulatory or legislative actions. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our 2009 Annual Report on Form 20-F filed with and available on the Securities and Exchange Commission’s website at http://www.sec.gov. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge

Director of Investor Relations

Tel: (201) 585-2048

Email: ir@wuxiapptec.com

Exhibit 99.2

EXECUTION COPY

TERMINATION AGREEMENT

TERMINATION AGREEMENT, dated as of July 29, 2010 (this “Agreement”), between WuXi PharmaTech (Cayman) Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“WuXi”), and Charles River Laboratories International, Inc., a Delaware corporation (“Charles River”).

WHEREAS, WuXi and Charles River entered into an Agreement and Plan of Arrangement dated as of April 26, 2010 (the “Acquisition Agreement”), pursuant to which WuXi was to be acquired by Charles River on the terms and subject to the conditions set forth in the Acquisition Agreement (the “Acquisition”);

WHEREAS, in connection with the negotiations regarding the Acquisition Agreement, WuXi and Charles River entered into (i) a Confidentiality Agreement dated as of November 3, 2009 and (ii) a Confidentiality Agreement dated as of November 12, 2009 and amended as of December 3, 2009 (each a “Confidentiality Agreement” and, collectively, the “Confidentiality Agreements”); and

WHEREAS, WuXi and Charles River have mutually agreed that the Acquisition Agreement is to be terminated pursuant to Section 10.01(a) of the Acquisition Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and in consideration of the respective representations, warranties, covenants and agreements contained in this Agreement and the mutual releases offered in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE 1

TERMINATION; BREAK-UP FEE

Section 1.01. Termination of Acquisition Agreement. The parties hereto agree that, pursuant to Section 10.01(a) of the Acquisition Agreement, the Acquisition Agreement (including, for the avoidance of doubt, any provisions that by their terms purport to survive termination of the Acquisition Agreement as set forth in Section 10.02 thereof) shall be terminated in its entirety and shall become void and of no effect, effective upon the receipt of the full amount of the Break-Up Fee by WuXi in accordance with Section 1.02 (the “Release Effective Time”) without further action of any party hereto. The termination of the Acquisition Agreement, once effective in accordance with the terms hereof, shall be irrevocable.

Section 1.02. Break-Up Fee. In lieu of Charles River’s obligation to make any payment to WuXi pursuant to the Acquisition Agreement, including any reverse termination fee pursuant to Section 11.04(c) of the Acquisition Agreement, simultaneously with the execution and delivery of this Agreement and in consideration of the agreements made by the parties to this Agreement, Charles River shall pay US$30 million in cash by wire transfer of immediately available funds, to the account previously notified to Charles River by WuXi (the “Break-Up Fee”).

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

Section 2.01. Representations and Warranties of Charles River. Charles River hereby represents and warrants that it is duly organized and validly existing under the laws of Delaware, that this Agreement has been duly authorized, executed and delivered by Charles River, that no Acquiror Acquisition Proposal has been communicated to the Board of Directors of Charles River or, to the knowledge of such Board, its stockholders, between the date of the Acquisition Agreement and the date hereof and, assuming this Agreement constitutes the valid and binding agreement of WuXi, is the valid and binding obligation of Charles River, enforceable against Charles River in accordance with its terms.

Section 2.02. Representations and Warranties of WuXi. WuXi hereby represents and warrants that it is duly organized and validly existing under the laws of the Cayman Islands and that this Agreement has been duly authorized, executed and delivered by WuXi and, assuming this Agreement constitutes the valid and binding agreement of Charles River, is the valid and binding obligation of WuXi, enforceable against WuXi in accordance with its terms.

ARTICLE 3

RELEASES AND COVENANT NOT TO SUE

Section 3.01. Charles River Release. Effective as of the Release Effective Time, Charles River, for itself and, to the maximum extent permitted by law, on behalf of its Related Persons (collectively and together with Charles River, the “Charles River Releasing Parties”), hereby unequivocally, fully and irrevocably releases and discharges WuXi and its Related Persons (collectively, the “WuXi Released Persons”), from any and all past, present, direct, indirect and/or derivative liabilities, claims, rights, actions, causes of action, counts, obligations, sums of money due, attorneys’ fees, suits, debts, covenants, agreements, promises, demands, damages and charges of whatever kind or nature, known or unknown, in law or in equity, asserted or that could have been asserted, under federal or state statute, or common law or the laws of any other relevant jurisdiction, arising from or out of, based upon, in connection with or otherwise relating in any way to the Acquisition Agreement or the agreements or instruments ancillary thereto, or the transactions or payments contemplated by any of the foregoing, including any claim relating to the termination of the Acquisition Agreement (the “Charles River Released Claims”); provided that, for the avoidance of doubt, nothing contained in this Agreement shall be deemed to release any party hereto from, and the Charles River Released Claims shall not include, any liabilities, claims, rights, actions, causes of action, counts, obligations, sums of money due, attorneys’ fees, suits, debts, covenants, agreements, promises, demands, damages or charges arising (a) out of the representations, warranties, covenants and agreements contained in this Agreement, (b) by virtue of obligations under the Confidentiality Agreements, (c) with respect to any statements made or actions taken after the date of this Agreement or (d) by virtue of transactions or dealings undertaken in the ordinary course of business and not arising out of, or in connection with, the Acquisition Agreement and the transactions contemplated thereby.

Section 3.02. WuXi Release. Effective as of the Release Effective Time, WuXi, for itself and, to the maximum extent permitted by law, on behalf of its Related Persons (collectively and together with WuXi, the “WuXi Releasing Parties” and together with the Charles River Releasing Parties, the “Releasing Parties”), hereby unequivocally, fully and irrevocably releases and discharges Charles River and its Related Persons (collectively, “Charles River Released Persons” and together with the WuXi Released Persons, the “Released Persons”), from any and all past, present, direct, indirect and/or derivative liabilities, claims, rights, actions, causes of action, counts, obligations, sums of money due, attorneys’ fees, suits, debts, covenants, agreements, promises, demands, damages and charges of whatever kind or nature, known or unknown, in law or in equity, asserted or that could have been asserted, under federal or state statute, or common law or the laws of any other relevant jurisdiction, arising from or out of, based upon, in connection with or otherwise relating in any way to the Acquisition Agreement or the agreements or instruments ancillary thereto, or the transactions or payments contemplated by any of the foregoing, including any claim relating to the termination of the Acquisition Agreement (the “WuXi Released Claims” and together with the Charles River Released Claims, the “Released Claims”); provided that, for the avoidance of doubt, nothing contained in this Agreement shall be deemed to release any party hereto from, and the WuXi Released Claims shall not include, any liabilities, claims, rights, actions, causes of action, counts, obligations, sums of money due, attorneys’ fees, suits, debts, covenants, agreements, promises, demands, damages or charges arising (a) out of the representations, warranties, covenants and agreements contained in this Agreement, (b) by virtue of obligations under the Confidentiality Agreements, (c) with respect to any statements made or actions taken after the date of this Agreement or (d) by virtue of transactions or dealings undertaken in the ordinary course of business and not arising out of, or in connection with, the Acquisition Agreement and the transactions contemplated thereby.

Section 3.03. Scope of Release and Discharge. (a) The parties, on behalf of themselves and their respective Related Persons, acknowledge and agree that they may be unaware of or may discover facts in addition to or different from those which they now know, anticipate or believe to be true related to or concerning the Released Claims. The parties know that such presently unknown or unappreciated facts could materially affect the claims or defenses of a party or parties. It is nonetheless the intent of the parties to give a full, complete and final release and discharge of the Released Claims. In furtherance of this intention, the releases herein given shall be and remain in effect as full and complete releases with regard to the Released Claims notwithstanding the discovery or existence of any such additional or different claim or fact. To that end, with respect to the Released Claims only, the parties expressly waive and relinquish any and all provisions, rights and benefits conferred by any law of the United States or of any state or territory of the United States or of any other relevant jurisdiction, or principle of common law, under which a general release does not extend to claims which the parties do not know or suspect to exist in their favor at the time of executing the release, which if known by the parties might have affected the parties’ settlement. With respect to the Released Claims only, the parties expressly waive and relinquish, to the fullest extent permitted by law, the provisions, rights, and benefits of §1542 of the California Civil Code, or any New York or other state’s or other jurisdiction’s counterpart thereto, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

(b) The parties acknowledge and agree that the inclusion of this Section 3.03 was separately bargained for and is a key element of this Agreement.

(c) Notwithstanding anything to the contrary herein, this Agreement shall not release, bar or otherwise impair the assertion of any claim whatsoever by any Releasing Party (directly or indirectly, whether as a claim, a cross-claim, a counterclaim or otherwise) against any security holder of any Released Person that asserts any claim against such Releasing Party or its Related Persons.

(d) Nothing in this Agreement shall in any way constitute an agreement by any party hereto to indemnify the other party hereto against any Third Party claim.

Section 3.04. Covenant Not to Sue. Effective as of the Release Effective Time, each of the parties covenants, on behalf of itself and the WuXi Released Persons and the WuXi Releasing Parties, in the case of WuXi, and the Charles River Released Persons and the Charles River Releasing Parties, in the case of Charles River, not to bring any Released Claim before any court, arbitrator or other tribunal in any jurisdiction, whether as a claim, a cross-claim, a counterclaim or otherwise. Any Released Person may plead this Agreement as a complete bar to any Released Claim brought in derogation of this covenant not to sue. The covenants contained in this Section 3.04 shall survive this Agreement indefinitely regardless of any statute of limitations.

Section 3.05. Accord and Satisfaction. Effective as of the Release Effective Time, this Agreement and the releases reflected in this Agreement shall be effective as a full, final and irrevocable accord and satisfaction and release of all of the Released Claims.

Section 3.06. No Admission. This Agreement constitutes the settlement of disputed and possible future claims. This Agreement does not and shall not constitute an admission of liability by any of the parties.

ARTICLE 4

MISCELLANEOUS

Section 4.01. Definitions; Interpretation. Notwithstanding Section 1.01 of this Agreement, (a) unless otherwise specifically defined in this Agreement, each capitalized term used but not defined in this Agreement shall have the meaning assigned to such term in the Acquisition Agreement and (b) the interpretative provisions of Section 1.02 of the Acquisition Agreement shall apply to this Agreement.

Section 4.02. Publicity. Immediately following the execution and delivery of this Agreement, Charles River and WuXi shall issue separate press releases announcing, among other things, the execution of this Agreement and the parties hereto agree that the portions of such press releases that relate to this Agreement or the termination of the Acquisition Agreement and the transactions contemplated by either of the foregoing, shall be subject to the prior review and approval (not to be unreasonably withheld or delayed) of the other party. Each of WuXi and Charles River shall have the right to make such other statements as it deems necessary or appropriate; provided that, other than as a party may determine based on advice of counsel is necessary to respond to any legal or regulatory process or proceeding or to give appropriate testimony or file any necessary documents in any legal or regulatory proceeding or as may be required by law, each of the parties hereto will use its commercially reasonable efforts not to make any public statements (including in any filing with the SEC or any other regulatory or governmental agency, including any stock exchange, or except as may be required by law) that are inconsistent with, or otherwise contrary to, the jointly approved statements in the press releases issued pursuant to this Section 4.02.

Section 4.03. Survival of Confidentiality Agreements. The Confidentiality Agreements shall remain in full force and effect in accordance with their respective terms, except for the first and second sentences of the paragraph entitled “Non-Disclosure” in each Confidentiality Agreement, which shall be deemed terminated as of the Release Effective Time, and except as set forth in the third sentence of this Section 4.03. In addition, all information exchanged pursuant to the Acquisition Agreement shall continue to be subject to the applicable Confidentiality Agreement. Notwithstanding any provision of the Confidentiality Agreements or any other agreement to the contrary, WuXi and Charles River shall have the right to make statements regarding the reasons for the termination of the Acquisition Agreement in a manner consistent with Section 4.02 of this Agreement; provided, however, that neither WuXi nor Charles River shall disclose material non-public information contained in the business or financial plans or projections of the other.

Section 4.04. Cooperation. WuXi and Charles River shall cooperate with each other and promptly prepare and file all necessary documentation to withdraw all applications, notices, petitions and filings made with, and shall use their reasonable best efforts to terminate the proceedings before, any Governmental Authority in connection with the Acquisition Agreement.

Section 4.05. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 4.06. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 4.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflicts of law rules of such state, other than with respect to matters to which the Cayman Companies Law mandatorily applies, with respect to which the Cayman Companies Law shall apply.

Section 4.08. Jurisdiction. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of this Agreement or the documents referred to in this Agreement, or based on any matter arising out of or in connection with this Agreement, the documents referred to in this Agreement or the transactions contemplated by this Agreement (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought only in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have that it is not subject to such jurisdiction or that this Agreement or any such document may not be enforced in or by any such court, or to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 4.10 shall be deemed effective service of process on such party.

(b) WUXI HEREBY IRREVOCABLY DESIGNATES CT CORPORATION SYSTEM (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 111 EIGHTH AVENUE, NEW YORK, NY 10011, AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, WUXI SHALL ALSO DELIVER A COPY THEREOF TO THE OTHER PERSONS PARTY HERETO IN THE MANNER PROVIDED IN SECTION 4.10 OF THIS AGREEMENT. WUXI SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT WUXI WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

Section 4.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 4.10. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given as provided in Section 11.01 of the Acquisition Agreement, or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 4.11. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations in this Agreement shall be assigned by any of the parties (whether by operation of Applicable Law or otherwise) without the prior written consent of the other party. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and, subject to the preceding sentence, assigns.

Section 4.12. Entire Agreement; No Third-party Beneficiaries. This Agreement and the Confidentiality Agreements constitute the entire agreement of the parties with respect to the subject matter of this Agreement, and supersede all other prior (but not subsequent) agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement. Each party hereto acknowledges and agrees that each of the non-party Released Persons are express third party beneficiaries of the releases of such non-party Released Persons contained in Sections 3.01, 3.02 and 3.03 and the covenants not to sue contained in Section 3.04 and are entitled to enforce rights under such sections to the same extent that such non-party Released Persons could enforce such rights if they were a party to this Agreement. Except as provided in the immediately preceding sentence, there are no third party beneficiaries to this Agreement, and this Agreement is not otherwise intended to and shall not otherwise confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

Section 4.13. Specific Performance. The parties hereto agree that irreparable damage would occur and that the parties would not have an adequate remedy at law if any provision of this Agreement were not performed in accordance with the terms hereof or was otherwise breached and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity, without proof of damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy). The parties hereto further agree, if any provision of this Agreement were not performed in accordance with the terms hereof or was otherwise breached, not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the first page of this Agreement.

WUXI PHARMATECH (CAYMAN) INC.

By:	/s/ GE LI
Name:	GE LI
Title:	CEO

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

By:	/s/ JAMES C. FOSTER
Name:	James C. Foster
Title:	Chairman, President & CEO